AMENDED AND RESTATED OPERATING AGREEMENT
OF
TOOTHY COW PRODUCTIONS, LLC

This Amended and Restated Operating Agreement (this "**Agreement**") of Toothy Cow Productions, LLC (the "Company"), effective as of February 1, 2023 (the "**Effective Date**"), is entered into by and among the Company, those Members as set forth on the Members Schedule (as defined below), and all other Persons who become parties hereto as Members in accordance with the terms hereof.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Tennessee by the filing of Articles of Organization with the Secretary of State of the State of Tennessee on March 9, 2021.

WHEREAS, the Company entered into an Operating Agreement of the Company on March 9, 2021 (the "**Original Agreement**").

WHEREAS, in connection with the Angel Investment (as defined below), the Members desire to amend and restate the Original Agreement in its entirety as set forth herein to, among other things: (a) create a new series of Preferred Units, to be designated "Class B Preferred Units", (b) reclassify and designate the existing Preferred Units as "Class A Preferred Units", (c) establish the rights, preferences, privileges, and restrictions of the Class B Preferred Units, and (d) make certain other changes as set forth herein.

WHEREAS, concurrently with the execution of this Agreement, Angel Acceleration Master Fund - A2 Blocker, a series of VCAL Blocker, LLC ("**Angel Fund**") is acquiring Class B Preferred Units pursuant to the terms and conditions of that certain Unit Purchase Agreement, dated as of even date herewith (the "**Purchase Agreement**") between Angel Fund and the Company. The transactions contemplated by the Purchase Agreement are referred to herein as the "**Angel Investment**".

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS

1.1.   **Scope**. For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, capitalized terms have the meanings specified in this article.

1.2.   **Defined Terms**.

1.2.1.   "**Act**" means the Tennessee Revised Limited Liability Company Act and any successor statute, as amended from time to time.

1.2.2.   "**Affiliate**" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

1.2.3. "**Articles**" means the Articles of Organization filed with the Secretary of State of the State of Tennessee to organize the Company as a limited liability company, including any amendments.

1.2.4. "**Available Funds**" means the Company's gross cash receipts from operations, less the sum of: (a) payments of principal, interest, charges, and fees pertaining to the Company's indebtedness; (b) expenditures incurred incident to the usual conduct of the Company's business; and (c) amounts reserved to meet the reasonable needs of the Company's business in the future as determined by the Manager in its sole discretion.

1.2.5. "**Capital Account**" of a Member means the capital account maintained for the Member in accordance with Section 3.9.

1.2.6. "**Cause**" means any of the following: (i) the future conviction of, or entering of a plea of guilty or *nolo contendere* to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

1.2.7. "**Change of Control**" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

1.2.8. "**Class A Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Class A Preferred Units" in this Agreement, which have the same rights as those held by the Common Unit holders except that (a) the Class A Preferred Units do not carry a right to vote or participate in any meetings of the company, (b) the Class A Preferred Units only contain a right to information as required to be filed on an annual basis pursuant 17 CFR 227.202, (c) notwithstanding Article 6 of this Agreement, the Class A Preferred Units carry restrictions on transfer as identified in 17 CFR 227.501, as amended; and (d) the Class A Preferred Units include a right to preferred distributions as set forth in this Agreement.

1.2.9. "**Class B Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Class B Preferred Units" in this Agreement.

1.2.10. " **Code**" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

1.2.11. "**Common Member**" means a Member that holds Common Units.

1.2.12. "**Common Requisite Members**" means the holders of a majority of the Common Units held by the Common Members.

1.2.13. "**Common Units**" means Units with the rights of a Member as set out in this Agreement.

1.2.14. "**Company**" means Toothy Cow Productions, LLC, a Tennessee limited liability company.

1.2.15. "**Control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.2.16. "**Fair Market Value**" means, as of any date, as to any Unit, the good faith determination by the Board of the fair value of each Unit as of the applicable reference date based upon the Company's results of operations and financial condition as reflected in its most recently available financial statements and other relevant factors.

1.2.17. "**Loss**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

1.2.18. "**Member**" means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company pursuant to the terms of this Agreement.

1.2.19. "**Membership Interest**" or "**Interest**" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive distributions, participate in the Company's governance and affairs, and approve the Company's acts. The Membership Interests of the Company shall be divided into Units. Changes in ownership of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Except as expressly provided otherwise herein, with respect to the interest of a Transferee, "Interest" or "Membership Interest" means a Transferee's percentage interest in distributions from the Company; provided that nothing in this sentence shall be interpreted to grant to a Transferee the right to vote on or otherwise participate in any matter as a Member hereunder other than the right to receive distributions as set forth in Section 4.3.

1.2.20. "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities. The term "New Securities" includes, without limitation, any new class of Units and any new Common Units, Class A Preferred Units, or Class B Preferred Units.

1.2.21. "**Person**" means any individual, association, cooperative, corporation, trust, partnership, joint venture, limited liability company, or other legal entity.

1.2.22. "**Preferred Units**" means the Units designated as either "Class A Preferred Units" or "Class B Preferred Units" of the Company, each with the privileges, preference, duties, liabilities, obligations, and rights specified herein.

1.2.23. "**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

1.2.24. "**Regulations**" means proposed, temporary, or final regulations promulgated under the Code by the Department of the Treasury, as amended.

1.2.25. "**Supermajority**" means the affirmative vote of over sixty percent (60%) of the Common Units.

1.2.26. "**Transfer**" means, with respect to any Units, a sale, assignment, gift or any other disposition by a Member, whether voluntary, involuntary, or by operation of law.

1.2.27. "**Transferee**" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

1.2.28. "**Unit**" means a portion of the Membership Interests of the Company, including any Common Units and any Preferred Units. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company. Additional Units may be issued pursuant to Section 6.5.

2. ORGANIZATION

2.1. **Formation of the Company**. The Company was organized as a Tennessee limited liability company pursuant to the Act by the filing of the Articles on March 9, 2021. This Agreement amends, restates, and supersedes the Original Agreement in its entirety. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2. **Name of the Company**. The name of the Company is Toothy Cow Productions, LLC, and all Company business shall be conducted in that name or such other name the Board may select from time to time and which is in compliance with applicable laws.

2.3. **Registered Agent and Location of Records**. The registered agent and registered office of the Company in the State of Tennessee shall be the registered agent and registered office set forth in the Articles or such other Person or location, as the case may be, as the Board may designate from time to time with the Secretary of State. The records of the Company required to be maintained by the Act shall be kept at the designated office identified in the Articles, or at such other designated office as the Board may designate from time to time, consistent with the Act.

2.4. **Purposes of the Company**. The Company is organized to create, promote, and distribute an animated television series (the "**Wingfeather Series**") based on the series of books known as *The Wingfeather Saga* and intellectual property, Unique Animation Technology (as defined in Section 6.11.2.3) licensed to the Company, including related products and services, and any and all business associated thereto.

2.5.   **Term of Existence**. The Company commenced on the date its Articles were filed with the Secretary of State and shall continue in existence until the time fixed in the Articles, or such earlier time as may be determined in accordance with the terms of this Agreement.

3.   CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; AND UNITS

3.1.   **Capital Contributions**. To date, the Members have made the capital contributions to the Company, in cash, services, or property, in the amounts recorded and set forth in the books and records of the Company.

3.2.   **Authorization of Preferred Units**. The Company is hereby authorized to issue a class of Units designated as Preferred Units, which in turn is divided into two sub-series as follows: (a) Units designated as "Class A Preferred Units" and (b) Units designated as "Class B Preferred Units". Those certain investors who acquired Preferred Units of the Company prior to the date of this Agreement acknowledge that such Preferred Units are hereby reclassified and designated as "Class A Preferred Units," and such investors shall be deemed to own the Class A Preferred Units for all purposes. The Preferred Units issued and outstanding will be recorded and tracked on the Members Schedule. Except as set forth in this Agreement, all sub-series of Preferred Units shall have the same rights, preferences, powers, privileges and restrictions, qualifications and limitations.

3.3.   **Authorization of Common Units**. The Company is hereby authorized to issue a class of Units designated as Common Units. The Common Units issued and outstanding will be recorded and tracked on the Members Schedule.

3.4.   **Authorization of Options Pool**. The Company has authorized an option pool consisting of up to 3,500,000 of the Common Units of the Company, for the purchase of Common Units, to be issued by grant to employees and contractors of the Company. Any such options will be subject to vesting as enumerated in the grant agreement and tracked on the Members Schedule.

3.5.   **Allocation of Units**. The Board shall maintain a schedule of all Members, their respective mailing addresses, and the amount and type, class, or series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or transfer of any Units in accordance with this Agreement.

3.6.   **Subsequent Capital Contributions**. No Member shall be obligated to make any future capital contributions to the Company, except as the Company and such Member may agree in writing.

3.7.   **Failure to Contribute Required Capital**. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.6, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.8.   **Return of Capital Contributions**. No Member shall be entitled to withdraw any part of such Member's Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to such Member's Capital Account.

3.9. **Capital Accounts of the Members**. A separate Capital Account shall be maintained for each Member in accordance with the Code and the Regulations thereunder. Capital Accounts will be:

      3.9.1. Increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the property is subject; and (iii) the Member's share of Profits and any separately stated items of income or gain; and

      3.9.2. Decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (iii) the Member's share of Losses and any separately stated items of deduction or loss.

3.10. **Revaluation of Capital Accounts Upon Occurrence of Certain Events**. In accordance with the provisions of the Regulations, if money or property in other than a de minimis amount is contributed to the Company, or distributed by the Company to a Member, the Capital Accounts of the Members and carrying values of all the Company's property may be adjusted to reflect the fair market value of the company property on the date of adjustment, as set forth in the Regulations.

4. ALLOCATIONS AND DISTRIBUTIONS

4.1. **Allocation of Profits and Losses**. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.3.

4.2. **Special Allocations**. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

      4.2.1. **Qualified Income Offset**. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

      4.2.2. **Minimum Gain Chargeback**. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

      4.2.3. **Section 704(c) Allocation**. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation

between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

4.2.4. **Member Nonrecourse Deductions**. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members 'Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

4.2.5. **Adjustments for Special Allocations**. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members 'Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3. **<u>Current Distributions of Available Funds</u>**. The Board shall have sole discretion regarding the amounts and timing of distributions of Available Funds to the Members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including present and anticipated debts and obligations, capital needs and expenses, and reasonable reserves for contingencies). All distributions determined to be made by the Board shall be made in the following manner:

4.3.1. Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution.

4.3.2. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contributions, then the Company shall distribute all further Profits in proportion to the Member's Membership Interest.

4.4. **<u>Substantial Economic Effect</u>**. The various provisions of this article are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Regulations promulgated under Section 704(b) of the Code.

5.   MEMBERS

5.1. **<u>Members</u>**. New Members may be admitted from time to time in connection with (a) an issuance of Units by the Company in accordance with the provisions of this Agreement, including but not limited to Section 7.6, and (b) a Transfer of Units in accordance with the provisions of this Agreement.

5.2. **Manner of Acting Between Members.**

    5.2.1. **Meetings**.

        5.2.1.1 **Meeting Chairperson**. All meetings of the Members shall be presided over by the chairperson of the meeting who shall be designated by Members holding a majority of the Units represented at the meeting. The chairperson of the meeting shall determine the order of business and the procedures to be followed at the meeting.

        5.2.1.2 **Special Meetings**. A special meeting of the Members may be called at any time by any Manager or any Member(s) holding at least 25% of the issued and outstanding Common Units in the Company.

        5.2.1.3 **Notice of Meetings**. Notice of any meeting of the Members shall be given by the Company no fewer than 3 days and no more than 60 days prior to the date of the meeting. Notices shall be delivered in the manner set forth in Section 12.6 and shall specify the purpose or purposes for which the meeting is called if it is a special meeting. The attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

        5.2.1.4 **Quorum**. Members whose aggregate Membership Interest exceeds 50% will constitute a quorum at a meeting of Members. No action may be taken at any meeting in the absence of a quorum.

        5.2.1.5 **Telephonic Meetings**. The Members may participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the Person or Persons so participating.

        5.2.1.6 **Action by Members Without a Meeting**. Except as expressly provided otherwise, any action required to be taken at a meeting of the Members or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent shall be given in writing to those Members who were entitled to vote but did not consent in writing.

    5.2.2. **Action by Members**.

        5.2.2.1 **Voting Rights**. Except as otherwise required by a non-waivable provision of the Act:

            (a) Each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement;

            (b) Other than to appoint and designate the Preferred Manager, subject to and in accordance with Section 7.2.1.2, the Class B Preferred Units shall not entitle the

holders thereof to vote on any matters required or permitted to be voted on by the members; and

(c) The Class A Preferred Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the members.

5.2.2.2 **Required Vote**. Except with respect to matters for which a greater minimum vote is required by the Act or this Agreement, the consent of Members holding more than 50% of the issued and outstanding Common Units of the Company shall constitute the action of the Members.

5.2.2.3 **Voting by Proxy**. Each Member entitled to vote at a meeting of Members or to express consent or dissent to action in writing without a meeting may authorize another Person or Persons to act for him or her by proxy. Such proxy shall be deposited at the Company's principal place of business not less than 48 hours before a meeting is held or action is taken, but no proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

5.3. **Resignation of a Member**. A Member may resign from the Company as a Member by giving written notice to the Company and the other Members at least 60 days prior to the effective date of the resignation; however, except as expressly provided herein, a withdrawing Member is not entitled to a return of his or her capital contribution and acquires the status of a Transferee.

5.4. **Information Rights of Members**.

5.4.1. Angel Fund shall have access to the Company's facilities and personnel during normal business hours and with reasonable advance notice.

5.4.2. The Company will deliver to Angel Fund: (1) quarterly and annual financial statements and other information as determined by the Board, and (2) prior to the end of each fiscal year, an operating budget forecasting the Company's revenues, expenses, and cash position for the upcoming fiscal year.

5.5. **Business Opportunities**. Each Manager and Member and his or its respective affiliates shall be free to engage in any activity on their own or by the means of any entity, and each Manager's and Member's fiduciary duty of loyalty and the "corporate opportunity doctrine," as such doctrine has been described under general corporation law, is hereby eliminated to the maximum extent allowed by the Act. Without limiting the foregoing, no Manager or Member or his or its respective affiliates shall be required to refer opportunities to the Company, to account for any benefits from transactions in any way connected with the Company or its business nor are they under any obligation to refrain from, or disclose, dealings between the Company and such Manager or Member or his or its respective affiliates, other than as specifically set forth in this Agreement.

5.6. **Fiduciary Duties**. Each Manager and Member shall, in all events, account to the Company and to the Members for any benefit, and hold, as trustee for the Company and the Members, any profits derived by such Manager or Member or his or its respective officers, directors, employees, agents or other representatives, from any use by such Manager or Member of Company property, and such duty extends to any profits derived in the liquidation and winding up of the Company.

5.7.   **Expulsion of a Member**. A Member may be expelled from the Company upon a majority vote of the Board and the other Members for Cause.

6.   DISPOSITION AND CREATION OF MEMBERSHIP INTERESTS; PURCHASE OPTIONS

6.1.   **Transfer of Interests**. Except as set forth in this Section 6.1 and permitted in Section 6.2 and 6.3:

    6.1.1.   no Member shall be entitled to Transfer all or any part of its Units except with the prior written consent of the Board,

    6.1.2.   Brock Starnes, as a holder of Common Units, shall not be entitled to Transfer more than ten percent (10%) of such Member's Common Units without the prior written consent of the Board (including the consent of the Preferred Manager until the occurrence of a Removal Event), and

    6.1.3.   Each of J. Chris Wall, Andrew Peterson, and Keith Lango, as members of Shining Isle Productions, LLC ("Shining Isle"), which is a holder of Common Units, shall not be entitled to Transfer more than ten percent (10%) of such individual's membership interests in Shining Isle without the prior written consent of the Board (including the consent of the Preferred Manager until the occurrence of a Removal Event),

in each case, which consent may be given or withheld, conditioned or delayed (as allowed by this Agreement or the Act) as the Board may determine in its sole and absolute discretion. Any attempted Transfer without such prior written consent shall be null and void *ab initio*, and the Transferee shall not become a Member. After the consummation of any permitted Transfer of all or any part of a Member's Units, the Units so Transferred shall continue to be subject to the terms and conditions of this Agreement, and any further Transfers shall be required to comply with the terms and provisions of this Agreement.

6.2.   **Permitted Transfers**. The restrictions upon Transfer specified in Section 6.1, and the right of first refusal as provided for in Section 6.3, shall not apply to any Transfer of all or any part of a Member's Units (a) to one or more revocable trusts of which the Member is a trustee (or co-trustee with his or her spouse) established for the benefit of that Member and/or his or her spouse and/or any of their descendants, so long as (i) the Member, as a trustee, at all times has Control (including voting, administrative and management control) over the trust and the assets of the trust, (ii) the Member, as a trustee, is permitted under the operative trust instrument to bind the trust to this Agreement and (iii) the Member is a lifetime beneficiary of the trust, (b) to a corporation, partnership, limited liability company or other entity Controlled by that Member, or (c) with respect to Angel Fund, a transfer to any Person; *provided, however*, that any such Person acquiring Class B Preferred Units from Angel Fund shall not have any right to vote or participate in the management of the business, property and affairs of the Company, and shall be deemed to be an assignee and economic interest holder only with respect to the Transferred Class B Preferred Units (in each case, unless otherwise determined by the Board). Any such Transfer may be by gift, devise, intestate succession, sale, by operation of law, upon termination of trust or other voluntary or involuntary conveyance.

6.3.   **Right of First Refusal**. Before a Member may Transfer a Membership Interest to any Person, the transferring Member or his or her legal representative shall give written notice (the "**Transfer Notice**") to the Company, the Common Members and Angel Fund of such Member's

intention to do so, as well as the identity of the proposed Transferee and the terms applicable to such proposed Transfer. For thirty (30) days following receipt of the Transfer Notice, the Company shall have the right to purchase all or any part of the transferring Member's Interest on the same terms and conditions set forth in the Transfer Notice. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such thirty-day period, each nontransferring Common Member and Angel Fund (the "**ROFR Eligible Members**") shall have the right to purchase (at the same price as applied to the Company) a proportionate share (based upon such ROFR Eligible Member's interest in the capital of the Company that is not subject to the proposed Transfer) of the transferring Member's Interest. If any ROFR Eligible Member waives, in whole or in part, its or their right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately (based upon each such ROFR Eligible Member's interest in the capital of the Company which is not subject to the proposed Transfer, exclusive of the interest of any such Member waiving the option) to other ROFR Eligible Members, and such ROFR Eligible Members shall have an additional ten (10) days to purchase such portions of the unpurchased Membership Interests. Any portion of the Membership Interest that is covered by the Transfer Notice that is not purchased by the Company or the ROFR Eligible Members pursuant to the foregoing provisions of this Section 6.3 may be transferred by the transferring Member to the proposed Transferee described in the Transfer Notice on terms no more favorable to the Transferee than the terms described in the Transfer Notice. Such Transfer must be completed within ninety (90) days of the expiration of the final right of first refusal purchase period described above. Otherwise, the rights of first refusal described in this Section 6.3 shall again apply to the proposed Transfer. Except as expressly provided herein, neither the failure by the Company or any Member to purchase the interest of a transferring Member, nor the express or implied approval of such Transfer by the Company or any Member shall be construed as approval or consent to the Transferee of such Interest becoming a Member of the Company. The right of first refusal set forth in this Section 6.3 may not be assigned or transferred; provided that if the Company has elected to purchase the entire Membership Interest as provided for in a Transfer Notice, the Company shall have the right to assign its right to purchase such Membership Interests to one or more third parties (including existing Members) who agree in writing to perform the Company's related obligations.

6.4.   **Rights of Mere Assignees**. If a Transferee is not admitted as a Member, the Transferee shall be entitled to receive the allocations and distributions attributable to the transferred Interest, but the Transferee shall not be entitled to inspect the Company's books and records, receive an accounting of the Company's financial affairs, or otherwise take part in the Company's business or exercise the rights of a Member under this Agreement or the Act. For purposes of any vote requiring the approval or disapproval of Members holding a particular percentage of the Membership Interests, any Interest held by a Transferee shall be deemed not to be a Membership Interest.

6.5.   **Creating New or Additional Units or Membership Interests; Right of First Offer**.

6.5.1.   Subject to Section 7.6, additional Persons may be admitted to the Company as Members and New Securities may be issued to those Persons and to existing Members upon the consent of Board and on such terms and conditions as the Board may determine, including the execution of a joinder agreement to this Agreement, and the Board may designate any Units issued after the date of this Agreement as "profits interest units" within the meaning of the Regulations. Upon the issuance of additional Units, the Membership Interests of the existing members of the Company shall be decreased pro rata in accordance with their pre-issuance Membership Interests. The provisions of this Section shall not apply to Transfers of Membership Interests.

6.5.2.   If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to the Angel Fund. The Company shall give notice (the "**Offer Notice**") to the Angel Fund, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities. By notification to the Company within thirty (30) days after the Offer Notice is given, the Angel Fund may elect to purchase or otherwise acquire the New Securities as follows:

6.5.2.1. If the Company proposes to offer or sell any New Securities prior to June 2024, other than those offered pursuant to Section 1 of this Agreement, the Angel Fund may elect to purchase or otherwise acquire up to 3,243,243 Class B Preferred Units, at a purchase price of up to $1.85 per unit, with an aggregate purchase price of $6,000,000. The Angel Fund shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among itself, its Affiliates, and any other Person, whether or not such Affiliate or Person is already a member of the Company.

6.5.2.2. If the Company proposes to offer or sell any New Securities after June 2024, the Angel Fund may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Units then held by the Angel Fund bears to the total Units of the Company. The Angel Fund shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among itself and its Affiliates. If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired in the manner described in this Section 6.5.2.2, the Company may, during the ninety (90) day period following the expiration of the thirty (30) day exercise period above, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Angel Fund in accordance with this Section 6.5.2~~6.5.1~~.2.

6.6.   **General Repurchase Rights**. With respect to a Member (the "**Affected Member**") that is an individual, upon (i) the death or disability of such Affected Member, or (ii) the event that, despite the general prohibition on Transfers contained in this Article 6, the Affected Member's Units are found by a court or other authority to be transferred by operation of law to a third party (e.g., as a result of the divorce or bankruptcy of a Member) (each of items (i) through (iii) are referred to herein as a "**Trigger Event**" and collectively as the "**Trigger Events**"), the Company shall have the option to purchase all Units then held by such Affected Member and its Affiliates and transferees, including, without limitation, such person's personal representative, trustee or other legal representative, in either case for their Fair Market Value. The Company shall exercise its option to purchase applicable Units pursuant to this Section by delivering written notice thereof within one-hundred twenty (120) days of becoming aware of the applicable Trigger Event. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such one hundred twenty-day period, the Common Members and Angel Fund who are not Affected Members (the "**Eligible Members**") shall have the right to purchase a proportionate share (based upon such Member's interest in the capital of the Company excluding the Units of the Affected Member) of the Affected Member's Units. If any Eligible Member waives, in whole or in part, its or their right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other Eligible Members, as the case may be, and such shall have an additional ten (10) days to purchase such portions of the

unpurchased Units. If the Company or the Eligible Members, as applicable, exercises its option pursuant to this Section, unless otherwise agreed by the Company, the Eligible Members and the seller, the purchase and sale of the applicable Units shall occur within thirty (30) days of the date the Company delivers written notice of its election to purchase such Units, and the Affected Member shall execute and deliver such documents and instruments as are reasonably requested by the Company to evidence the transfer of the Units, which shall be conveyed to the Company free and clear of all liens, claims and encumbrances. The purchase price for the Units described in this Section shall be payable forty percent (40%) at the closing of the purchase and sale of the Units, and the delivery of an unsecured promissory note for the remaining balance of the purchase price requiring equal quarterly payments over the following five (5) years following the closing and bearing interest at the rate of four percent (4%) per annum.

6.7.   **Repurchase on Expulsion or Dissociation**.

6.7.1.   **Expulsion or Dissociation Not for Cause**. In the event that any Member is expelled or dissociates from the Company for any reason other than for Cause, whether by the Company or by such Member for any reason or no reason, the Company shall have the right, exercisable upon written notice from the Company to such Member within ninety (90) days of the date of such expulsion or dissociation, to purchase all, but not less than all, of the Units of such Member for their Fair Market Value. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such ninety-day period, the Eligible Members, as applicable, shall have the right to purchase a proportionate share (based upon such Member's interest in the capital of the Company excluding the Units of the expelled or dissociated Member) of the expelled or dissociated Member's Units. If any Eligible Member waives, in whole or in part, its or their right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other non-expelled or non-dissociated Eligible Member, and such non-expelled or non-dissociated Eligible Members shall have an additional ten (10) days to purchase such portions of the unpurchased Units. If the Company or the other Eligible Members exercise its or their option pursuant to this subsection, unless otherwise agreed by the Company and such Member, the purchase and sale of the applicable Units shall occur within thirty (30) days of the date the Company or the Eligible Members deliver written notice of its election to purchase such Units, and the Member shall execute and deliver such documents and instruments as are reasonably requested by the Company to evidence the transfer of the Units, which shall be conveyed to the Company free and clear of all liens, claims and encumbrances. The purchase price for the Units described in this subsection shall be payable forty percent (40%) at the closing of the purchase and sale of the Units, and the delivery of an unsecured promissory note for the remaining balance of the purchase price requiring equal quarterly payments over the following five (5) years following the closing and bearing interest at the rate of four percent (4%) per annum.

6.7.2.   **Expulsion for Cause or Material Malfeasance**. In the event that any Member is expelled or dissociated from the Company for Cause, the Company shall have the right, exercisable upon written notice from the Company to such Member within ninety (90) days of the date of such expulsion, to purchase all, but not less than all, of the Units of such Member for Fair Market Value. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such ninety-day period, the Eligible Members shall have the right to purchase a proportionate share (based upon such Eligible Member's interest in the capital of the Company excluding the Units of the expelled Member) of the expelled Member's Units. If any Eligible Member waives, in whole or in part, its or their right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other non-expelled Eligible Members, and such non-expelled Eligible Members shall have an additional ten (10) days to purchase such portions of the unpurchased Units. If the Company or the other Eligible

Members exercises its or their option pursuant to this subsection, unless otherwise agreed by the Company and such Member, the purchase and sale of the applicable Units shall occur within thirty (30) days of the date the Company or the Eligible Members deliver written notice of its election to purchase such Units, and the Member shall execute and deliver such documents and instruments as are reasonably requested by the Company to evidence the transfer of the Units, which shall be conveyed to the Company free and clear of all liens, claims and encumbrances. The purchase price for the Units described in this subsection shall be payable forty percent (40%) at the closing of the purchase and sale of the Units, and the delivery of an unsecured promissory note for the remaining balance of the purchase price requiring equal quarterly payments over the following five (5) years following the closing and bearing interest at the rate of four percent (4%) per annum.

6.8. **Drag-Along Rights**.

6.8.1. In the event that (a) the Board (subject to Section 7.6), and (b) the Common Requisite Members, approves a Change of Control in accordance with this Agreement, specifying that this Section shall apply to such transaction, then each Member hereby agrees:

6.8.1.1. if such Change of Control requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to the Company's governance documents required in order to implement such Change of Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control;

6.8.1.2. if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Member as is being sold by all other Members and, except as permitted in this Section below, on the same terms and conditions as holders of the same class or series of Units are so selling;

6.8.1.3. to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

6.8.1.4. not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

6.8.1.5. not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

6.8.1.6. if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933,

as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units.

6.8.2.   Notwithstanding the foregoing, no Member will be required to comply in connection with any proposed Change of Control unless:

6.8.2.1. any representations and warranties to be made by such Member in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, without limitation, representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

6.8.2.2. the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change of Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Member out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

6.8.2.3. the liability for indemnification, if any, of such Member in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to the amount of consideration paid to such Member in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents);

6.8.2.4. the Member's liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such proposed Change of Control in accordance with the provisions of the Company's governance documents) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such proposed Change of Control, except with respect to claims related to fraud, intentional misrepresentation or willful misconduct by such Member, the liability for which need not be limited as to such Member;

6.8.2.5. upon the consummation of such proposed Change of Control, (A) each Member will receive the same form of consideration for their Units of such class or series as is received by other Members in respect of their Units of such same class or series; and

6.8.2.6. subject to the foregoing subsection 6.2.6.5, requiring the same form of consideration to be available to the Members, if any Members are given an option as to the form and amount of consideration to be received as a result of such proposed Change of Control, all Members will be given the same option.

6.8.3. Each Member hereby constitutes and appoints the Managers with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in accordance with this Section. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Member hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

6.9. **Changes in Ownership of Members that are Not Natural Persons**. Other than as provided in Section 6.1 or Section 6.2, with regards to any Member that is an entity, upon the occurrence of any event that results in the Transfer, whether voluntary or involuntary, of any equity interest in such entity to any Persons, such entity shall provide written notice to the Company with respect to such Transfer and the Company and the other Members shall have an option to purchase some or all of the transferring Member's Interest as provided for in Section 6.3.

6.10. **Redeeming Membership Interests**. Subject to Section 7.6, outstanding Units may be redeemed by the Company from time to time on such terms and subject to such conditions as the Board and the Member holding the applicable Membership Interest deem appropriate under the circumstances at such time.

6.11. **Put Right**.

6.11.1. **Put of the Class B Preferred Units**. Within a period of sixty (60) days following the occurrence of a Put Event (as defined below), upon written notice (the "**Put Notice**") to the Company, Angel Fund may elect to require the Company to purchase, out of funds lawfully available therefor, all (but not less than all) of the outstanding Class B Preferred Units (the "**Put Right**").

6.11.2. **Put Event**. A "**Put Event**" is the occurrence of any of the following:

6.11.2.1. the Company's failure to make distributions pursuant to Section 4.3 in amounts sufficient to result in Angel Fund receiving a cumulative return of one hundred twenty percent (120%) of its initial capital contribution following the completion and commercial distribution of twenty-six (26) episodes of the Wingfeather Series through streaming or theatrical or other licenses or sub-licenses by December 31, 2027;

6.11.2.2. Any Transfer that results in the removal of J. Chris Wall as a Manager of the Company; and

6.11.2.3. As it pertains to the development and production of the Wingfeather Series, the Wingfeather Series (x) fails to continue TV-quality production with Y7 to teen ratings (or like ratings), like accomplished in the short film (2017) and Season One Part One (December 2022); (y) fails to employ Non-Photorealistic Rendering techniques (or techniques of a similar quality) that mixes 2D and 3D in a blended-media style (the "**Unique Animation Technology**"), or (z) fails to be based on the best-selling 4-book fantasy series by Andrew Peterson.

6.11.3. **Put Price**. Any exercise of the Put Right shall be at a price per Class B Preferred Unit (the "**Put Price**") equal to the greater of (a) the original purchase price per Class B Preferred Unit and (b) the Fair Market Value.

6.11.4. **Payment of Put Price**.

6.11.4.1. If the funds of the Company legally available for repurchase of the Class B Preferred Units are legally available upon Angel Fund's exercise of the Put Right, then the Put Price shall be paid in full within 120 days of Angel Fund's exercise of its Put Right hereunder.

6.11.4.2. If the funds of the Company legally available for repurchase of the Class B Preferred Units are insufficient for the repurchase as provided for in Section 6.11.4.1, then Put Price shall be paid by delivery of a promissory note. The promissory note ("**Note**") shall be payable in thirty-six (36) equal monthly installments, with simple interest accruing at 2% per month. The Note shall provide that the maker of the Note shall have the right to prepay all or any part of the principal balance on the Note without penalty or premium and that any sums paid in any period in excess of the regular installment for that period shall be applied against installments thereafter falling due, in the inverse order of their maturity or against all of the remaining installments equally, at the option of the holder of the Note. The Note shall also provide that in case of default in the payment of any installment when due, the entire principal balance then remaining unpaid shall become immediately due and payable at the option of the holder, and shall provide for the payment by the maker of reasonable attorneys' fees to the holder in the event suit is commenced because of any default. Upon receipt of an executed Note, all rights of Angel Fund shall cease with respect to the Class B Preferred Units, Angel Fund shall have no right to receive any future distributions, and shall be deemed to have ceased to be a Member and shall have relinquished any and all rights with respect to the Class B Preferred Units or portion thereof to be purchased by the Company, other than the right to receive the Put Price as provided for in this Section.

6.11.4.3. For the avoidance of doubt, each Member acknowledges and agrees that the payment of the Put Price hereunder shall not be deemed a distribution of Available Funds pursuant to Section 4.3, and no Member holding Class A Units shall be entitled to, nor claim any entitlement to, any distribution of Available Funds in the event of a Put Event.

6.11.5. **Put or Otherwise Acquired Units**. Any Class B Preferred Units which are purchased or otherwise acquired by the Company shall be automatically and immediately cancelled and shall not be reissued, sold or transferred.

7. MANAGEMENT OF THE COMPANY

7.1. **Establishment and Authority of the Board**. A board of managers of the Company (the "**Board**") is hereby established and shall be comprised of natural Persons (each such Person, a "**Manager**") who shall be appointed in accordance with the provisions of Section 7.2. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority,

and discretion for, on behalf of, and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, to exercise any rights and powers granted to the Company under this Agreement, and to exercise all power and authority vested in managers under the Act, in each case subject only to the terms of this Agreement.

7.2. **Board Composition**.

7.2.1. The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times three (3). The Board shall be comprised as follows:

7.2.1.1. Two (2) individuals designated by the Common Requisite Members (the "**Common Managers**"), who shall initially be J. Chris Wall and Andrew Peterson; and

7.2.1.2. The holder(s) of a majority of all Class B Preferred Units held by Angel Fund shall be entitled to designate one (1) individual to the Board to serve as a Manager (the "**Preferred Manager**"), who shall initially be [Ajay Madhok]. Notwithstanding the foregoing, in the event (x) Angel Fund fails to consummate the Second Closing (as defined in the Purchase Agreement) of no less than $1,000,000 on or before March 31, 2023 as provided for in the Purchase Agreement, or (y) Angel Fund fails to own at least fifty percent (50%) of the Class B Preferred Units issued to Angel Fund (each, a "**Removal Event**"), then in either such event, the Preferred Manager may be removed as a member of the Board by the Common Managers at any time after either one or both of the Removal Events by sending written notice of the removal of the Preferred Manager to the Company that sets forth the effective date of the removal of the Preferred Manager.

7.3. **Removal; Resignation**.

7.3.1. The Members entitled to designate a Manager pursuant to Section 7.2.1 may remove such Manager at any time with or without cause, effective upon written notice to the other Members.

7.3.2. Except upon a Removal Event as provided for in Section 7.2.1.2, in the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Manager, the Members that were initially entitled to designate such Manager pursuant to Section 7.2.1 shall have the exclusive right to designate an individual to fill such vacancy and the Company and each Member hereby agrees to take such actions as may be required to ensure the election or appointment of any such designee to fill such vacancy on the Board.

7.3.3. A Manager may resign at any time from the Board by delivering such Manager's written resignation to the Board.

7.4. **Meetings**.

7.4.1. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company, or such other place (either within or outside the State of Tennessee) as may be determined from time to time by the Board. Written notice of each regular meeting of the Board shall be given to each Manager at least three (3) days prior to each such meeting.

        7.4.2.   Special meetings of the Board shall be held on the call of any two (2) Managers upon at least five (5) days' prior written notice.

7.5.   **Quorum; Action by Written Consent**.

        7.5.1.   Except as otherwise provided for in this Agreement, a majority of the Managers serving on the Board present in person or by proxy shall constitute a quorum for the transaction of business of the Board. Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

        7.5.2.   Each Manager shall have one vote on all matters submitted to the Board. Except as specifically provided otherwise in this Agreement, with respect to any matter before the Board, the affirmative act of a majority of the Managers in attendance at any meeting of the Board at which a quorum is present shall be the act of the Board.

        7.5.3.   Notwithstanding the provisions of Section 7.4 and Section 7.5, any action required or permitted to be taken by the Board may be taken without a meeting if a written consent of a majority of the Managers shall approve such action. Any such consent shall have the same force and effect as a vote at a meeting of the Board where a quorum was present and may be stated as such in any document or instrument.

7.6.   **Key Matters**. Notwithstanding anything to the contrary contained in this Agreement, until the occurrence of a Removal Event, the Company hereby covenants and agrees that it shall not, without approval of the Board, which approval must include the approval of the Preferred Manager:

        7.6.1.   Adversely change the rights of the Units of the Company;

        7.6.2.   Issue any New Securities to any Common Members existing as of the date of this Agreement;

        7.6.3.   Redeem or repurchase any Units (other than pursuant to employee or consultant agreements);

        7.6.4.   Decrease the number of Managers constituting the Board;

        7.6.5.   Liquidate, dissolve, or authorize any Change of Control of the Company;

        7.6.6.   Hire, fire, or materially increase the gross compensation of any executive officer in amounts inconsistent with past practice or business profitability;

        7.6.7.   Change the principal business of the Company;

        7.6.8.   Authorize any budget increases of more than two hundred fifty thousand dollars ($250,000) or approve any capital expenditures of more than two hundred fifty thousand dollars ($250,000) that are not already included in the Company's Production Budget, as attached to the Purchase Agreement between the Company and Angel Fund;

7.6.9. Materially amend the terms of any existing licensing any sub-licensing agreements (including agreements relating to any future film, series or other productions relating to the Wingfeather Series or associated intellectual property); or

7.6.10. Approve any delays in the production of the Wingfeather Series of more than ninety (90) days (reduced to thirty (30) days during principal photography); *provided, however*, that for the avoidance of doubt, neither the Preferred Manager's nor Angel Fund's prior approval or consent shall be required with respect to the content of the Wingfeather Series.

Notwithstanding anything to the contrary, effective upon the occurrence of a Removal Event, without further action, all rights specifically granted to the Preferred Manager in this Agreement shall be deemed stricken from this Agreement and this Agreement shall be interpreted as if such provisions were not contained therein.

7.7. **Compensation of Managers**. No Manager shall receive compensation for his or her management and supervision of the Company's business, unless a reasonable amount of compensation is agreed to by the majority consent of the disinterested Managers.

7.8. **Managers as Fiduciaries**. Each Manager shall exercise all powers and perform all duties in good faith, and shall act in all matters for the best interest of the Company, using reasonable inquiry, diligence, and prudence.

7.8.1. **Exculpation**. A Manager will not be liable to the Company or any Member for an act or omission done in good faith to promote the Company's best interests, unless the act or omission constitutes gross negligence, intentional misconduct, or a knowing violation of law.

7.8.2. **Justifiable Reliance**. A Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person pertaining to matters that the Manager reasonably believes to be within the Person's expertise or competence.

7.8.3. **Self-Dealing**. A Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by the Members having no interest in the transaction constitutes conclusive evidence that the terms satisfy the foregoing condition.

7.9. **Officers**.

7.9.1. **Appointment**. The Board may appoint officers from time to time to carry on the day-to-day business and affairs of the Company and to conduct such other business as is directed by the Board.

7.9.2. **Term**. Officers shall be appointed for terms as designated by the Board.

7.9.3. **Authority of Officers**. The day-to-day business and affairs of the Company shall be managed by the Company's officers under the direction of the Board. As directed by the Board, the officers shall have the authority, power and discretion to make decisions affecting the day-to-day business and affairs of the Company, and to do the things that the officers deem necessary or appropriate to accomplish the business objectives of the Company as directed by the Board, except as otherwise (i) provided in this Agreement, (ii) specifically required by the non-waivable

provisions of the Act, or (iii) directed by the Board. Notwithstanding anything to the contrary in this Agreement, the following actions shall require the approval or consent of the Board:

7.9.3.1. change the business purpose of the Company;

7.9.3.2. take any action which would make it impossible to carry on the ordinary business or accomplish the purposes of the Company, except as otherwise provided in this Agreement;

7.9.3.3. amend or terminate any agreement or arrangement that was required to be approved by the consent of the Board at the time such agreement or arrangement was entered into;

7.9.3.4. initiate any lawsuit or other judicial proceeding or arbitration in the name of the Company;

7.9.3.5. authorize or approve the merger, consolidation or other combination of the Company with or into another entity;

7.9.3.6. enter into any agreement for the sale of all or substantial all of the assets of the business of the Company;

7.9.3.7. increase, modify, or decrease Officer compensation; or

7.9.3.8. take actions which, pursuant to this Agreement, specifically require action by, or the consent of, the Board, including without limitation each action described in Section 7.6.

8. INDEMNIFICATION

The Company shall indemnify each Member, Manager or officer for all expenses, losses, liabilities, and damages that such Person actually and reasonably incurs in connection with (a) the defense or settlement of any action arising out of or relating to the conduct of the Company's activities, as long as such Person acted in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was illegal; or (b) the protection of the Company's property. However, the Company shall not indemnify any Person in any action in which such Person is adjudged to be liable for breach of a fiduciary duty owed to the Company or the Members under the Act or this Agreement or for liabilities which arise from such Person's gross negligence or willful misconduct.

9. BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

9.1. **Maintenance of Books and Records**. The Company shall keep books and records of accounts at its designated office set forth in the Articles. In addition, the Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Articles, or in any amendments thereto, a writing setting out: (i) the amount of cash, a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute; (ii) the items as to which or events on the happening of which any additional contributions agreed to be made by each Member are to be

made; (iii) any right of a Member to receive, or of the Members to make, distributions which include a return of all or any part of the Member's contribution; and (iv) any events upon the happening of which the Company is to be dissolved and its affairs wound up. Records kept pursuant to this paragraph are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours.

9.2. **Schedules K-1**. On or before the 90th day following the end of each fiscal year of the Company's existence, the Company shall cause each Member to be furnished with a federal (and where applicable state) income tax reporting Schedule K-1 or its equivalent.

9.3. **Tax Year and Accounting Method**. The Company's tax and fiscal years shall be the calendar year. The Company shall use the cash method of accounting, unless otherwise determined by the Board.

9.4. **Tax Indemnification**. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 9.4 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 9.4.

9.5. **Partnership Representative**.

     9.5.1. **Appointment**. The Members shall designate a Member to be the "Partnership Representative" of the Company pursuant to Section 6223(a) of the Code. The initial Partnership Representative shall be Benton Crane.

     9.5.2. **Removal**. The Partnership Representative may be removed by the Members at any time with or without cause.

     9.5.3. **Eligibility**. A Member is eligible to serve as the Partnership Representative only if the Member (or, if a revocable trust is a Member, the trustor of such trust) is then serving as a Manager, or no Member is then serving as a Manager.

     9.5.4. **Notice to Members**. The Partnership Representative will inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the Internal Revenue Service regarding the commencement of a Company-level audit or a proposed adjustment of any of the Company's tax items.

     9.5.5. **Reimbursement**. The Company will reimburse the Partnership Representative for reasonable expenses properly incurred while acting within the scope of the Partnership Representative's authority.

     9.5.6. **Tax Examinations and Audits**. The Partnership Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of

examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Partnership Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Partnership Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

9.5.7. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101(the "**BBA Procedures**") of the Bipartisan Budget Act of 2015 ("**BBA**") , the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Section 6226 of the Code as amended by the BBA). If an election under Section 6226(a) (as amended by the BBA) of the Code is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Section 6226(b) (as amended by the BBA) of the Code.

9.5.8. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Section 6226 of the Code as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member. To the extent that the Partnership Representative does not make an election under Section 6221(b) or Section 6226 (each as amended by the BBA) of the Code, the Company shall use commercially reasonable efforts to (i) make any modifications available under Section 6225(c)(3), (4), and (5) of the Code, as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Section 6225(c)(2) of the Code as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

9.5.9. **Tax Status Election**. Notwithstanding the foregoing Article 9, the Board shall have the authority to make tax elections as they deem in the best interest of the Company, to elect to be taxed as a corporation, in which case, Members will not receive a K-1 as outlined above, or any other election.

10.   DISSOLUTION, LIQUIDATION AND TERMINATION

10.1. **Events of Dissolution**. Subject to Section 7.6, the Company shall be dissolved and shall commence winding up its affairs upon the first to occur of the following: (a) the time fixed in the Articles as the expiration of the term of the Company; (b) the consent of all of the Common Members in writing; (c) any event which makes it unlawful or impossible to carry on the Company's business; or (d) at such time as there is no longer at least one Member of the Company.

10.2. **Exclusivity of Events**. Unless specifically referred to in Section 10.1, no event, including an event of dissolution prescribed by the Act, will result in the Company's dissolution.

10.3. **Winding Up**. Upon dissolution, the affairs of the Company shall be wound up, as required by the Act, in the following manner:

10.3.1. **Appointment of Liquidator**. Upon the Company's dissolution, the Board will appoint a liquidator, who may but need not be a Member. The liquidator will wind up and liquidate the Company in an orderly, prudent, and expeditious manner in accordance with the following provisions of this article.

10.3.2. **Final Accounting**. The liquidator will make proper accountings beginning with the date on which the event of dissolution occurred to the date on which the Company is finally and completely liquidated.

10.3.3. **Duties and Authority of Liquidator**. The liquidator will make adequate provision for the discharge of all of the Company's debts, obligations, and liabilities (including liabilities to Members who are creditors). The liquidator may sell, encumber, or retain for distribution in kind any of the Company's assets. Any gain or loss recognized on the sale of assets will be allocated to the Members' Capital Accounts in accordance with the provisions of Section 4.1. With respect to any asset the liquidator determines to retain for distribution in kind, the liquidator will allocate to the Members' Capital Accounts the amount of gain or loss that would have been recognized had the asset been sold at its fair market value.

10.3.4. **Final Distribution**. The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Members pursuant to the order of priority set forth in Section 4.3 of this Agreement and in proportion to their Membership Interest held among Members of same class of Membership. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors, or any other Member with respect to the negative balance.

10.3.5. **Required Filings**. The liquidator will file with the Division such statements, certificates, and other instruments, and take such other actions, as are reasonably necessary or appropriate to effectuate and confirm the cessation of the Company's existence.

11. INVESTMENT REPRESENTATIONS

11.1. **Representations and Warranties**. Each Member represents and warrants to the Company and the other Members that:

11.1.1. If the Member is an individual, the Member is at least the age of majority in the state of the Member's domicile.

11.1.2. The Membership Interest acquired by such Member will be acquired for investment purposes only, for his own account, and not with a view to resale, or offer for sale, or for sale in connection with the distribution or transfer thereof. Such Membership Interest is not being purchased for subdivision or fractionalization thereof; and such Member has no contract, undertaking, agreement, arrangement, or plans with any person or entity to sell, hypothecate, pledge, donate, or otherwise transfer to any such person or entity all or any part of his Interest.

11.1.3. The Member's present financial condition is such that the Member is under no present or contemplated future need to dispose of any portion of such Member's Interest to satisfy any existing or contemplated undertaking, need, or indebtedness.

11.2.   **Acknowledgment of Certain Facts**. Each Member acknowledges his awareness and understanding of the following:

11.2.1. The purchase of the Membership Interest is a speculative investment that involves a high degree of risk of loss of the Member's entire investment.

11.2.2. The Member has both the knowledge and experience in financial matters sufficient to evaluate the purchase of the Interest and is able to bear the economic risk of the purchase.

11.2.3. No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of, an investment in Membership Interest.

11.2.4. There are restrictions on the transferability on each Membership Interest; there will be a limited market for the individual Membership Interests; and, accordingly, it may not be possible for the Member to liquidate readily, or at all, the Member's investment in the Company in case of an emergency or otherwise.

11.2.5. The Membership Interests have not been registered under the Securities Act of 1933 (the "**Securities Act**") or applicable state securities laws. It is the intent of the Company to operate its business so as not to require any such registration. This may limit significantly the transferability of such Interests.

11.2.6. The Member's Membership Interest has been acquired pursuant to an investment representation and shall not be sold, pledged, hypothecated, donated, or otherwise transferred, whether or not for consideration, except in compliance with the terms of this Agreement.

11.2.7. The Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities Exchange Act of 1934, and the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Securities Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

11.3.   **Tax Matters**. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of a Membership Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of Tennessee and, accordingly, it is intended that the Company be treated for federal and Tennessee state income tax purposes as a partnership.

11.4.   **Acknowledgment of Access to Records**. Each Member acknowledges that such Member has been furnished and has reviewed the Articles and this Agreement of the Company and all amendments, if any, to those documents. Each Member further acknowledges that all instruments, documents, records, books, and financial information pertaining to this investment have been made available for inspection by such Member and its professional advisors and that the books and records of the Company will be available upon reasonable notice for inspection by such Member during reasonable business hours at the Company's principal place of business or as provided on its website.

12. GENERAL PROVISIONS

12.1. **Entire Agreement; Amendments**. This Agreement embodies the entire understanding between the Members concerning the Company and their relationship as Members and supersedes all prior negotiations, understandings, or agreements. Except as provided in Section 12.2, below, this Agreement may be amended or modified from time to time only by a written instrument adopted, executed, and agreed to by consent of Members holding a Supermajority of the issued and outstanding Common Units of the Company. Upon proper approval of an amendment to this Agreement, the Board is hereby authorized and instructed to execute such amendment.

12.2. **Required Amendments**. The Members and Managers will execute and file any amendment to the Articles required by the Act. If any such amendment results in inconsistencies between the Articles and this Agreement, this Agreement will be considered to have been amended in the manner necessary to eliminate the inconsistencies.

12.3. **Power of Attorney**. Each Member appoints each Manager, with full power of substitution, as the Member's attorney-in-fact, to act in the Member's name and to execute and file or amend (a) all certificates, applications, reports, and other instruments necessary to qualify or maintain the Company as a limited liability company in the states and foreign countries where the Company conducts its activities, (b) all instruments that effect or confirm changes or modifications of the Company or its status, including, without limitation, amendments to the Articles, and (c) all instruments of transfer necessary to transfer the Member's Membership Interest on the books and records of the Company or to effect the Company's dissolution and termination. The power of attorney granted by this article is irrevocable, coupled with an interest, will survive any incapacity of the Member, and shall be binding upon the Member's successors and assigns.

12.4. **Nominees**. Title to the Company's assets may be held in the name of the Company or any nominee (including any Member or Manager so acting), as the Company determines. The Company's agreement with any nominee may contain provisions indemnifying the nominee for costs or damages incurred as a result of the nominee's service to the Company.

12.5. **Additional Instruments**. Each Member will execute and deliver any document or statement necessary to give effect to the terms of this Agreement or to comply with any law, rule, or regulation governing the Company's formation and activities.

12.6. **Form and Timing of Notice**. All notices and demands required or permitted under this Agreement shall be in writing, as follows: (a) by actual delivery of the notice into the hands of the party entitled to receive it; (b) by mailing such notice by first class or registered or certified mail, in which case the notice shall be deemed to be given three days after the date of its mailing; (c) by Federal Express or any other overnight carrier, in which case the notice shall be deemed to be given the day after it is sent, or (d) by email to the email address of the Member as last provided to the Company, in which case the notice shall be deemed to be given on the day it is sent if delivered during the business day and on the next business day if it is delivered after the end of the business day. All notices which concern this Agreement shall be addressed to the address of each Member as provided on the cap table of the Company or to such other address as may be provided by a Member to the Company and the other Members pursuant to this Section 12.6.

12.7. **Waiver of Rights**. Except as specifically provided otherwise in this Agreement, no right under this Agreement may be waived except by an instrument in writing signed by the Person sought to be charged with the waiver.

12.8. **Computation of Time**. In computing any period of time under this Agreement, the day of the act or event from which the specified period begins to run is not included. The last day of the period is included, unless it is a Saturday, Sunday, or legal holiday, in which case the period will run until the end of the next day that is not a Saturday, Sunday, or legal holiday.

12.9. **Severability**. If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of the Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

12.10. **Parties and Successors Bound**. This Agreement shall be binding upon the Members and their respective successors, assigns, heirs, devisees, legal representatives, executors and administrators.

12.11. **Applicable Law**. The laws of the State of Tennessee shall govern this Agreement, excluding any conflict of laws rules.

12.12. **Rights of Creditors and Third Parties Under this Agreement**. This Agreement is entered into between the Members for the exclusive benefit of the Company, the Managers, the Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company, the Managers, the Members, or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement. None of the terms, covenants, obligations, or rights contained in this Agreement is or shall be deemed to be for the benefit of any Person other than the Company, the Managers, the Members, and their respective successor and assigns, and no such third person shall under any circumstances have any right to compel any actions or payments by the Managers or Members.

12.13. **Mediation; Attorneys Fees**. The parties will endeavor in good faith to resolve all disputes arising under or related to this Agreement by mediation according to the then prevailing rules and procedures of the American Arbitration Association. All fees and costs (including reasonable attorneys' fees) incurred pursuant to the resolution of any dispute to which this article applies shall be allocated to the losing party.

12.14. **Waiver of Rights to Partition**. Each Member irrevocably waives any right that he or she may have to maintain any action for partition with respect to property contributed to or acquired by the Company.

12.15. **Headings and Captions**. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision.

12.16. **Pronouns**. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the Person or context may require.

12.17. **Designation of Successor upon Death of a Member**. A Member who is an individual may designate in a separate written instrument, duly signed and acknowledged before a notary public, the Person or Persons to whom all or any part of his or her Membership Interest is to be transferred (subject to Article 6) at death. A copy of such instrument shall be delivered to the Company's designated office to be kept with the records required to be kept by the Company in Article 9 of this Agreement; however, the failure to deliver a copy of the instrument to the Company

shall not invalidate an otherwise valid designation. Any designation made pursuant to this article shall be revocable at any time by the Member who made it unless otherwise provided in the instrument. A subsequent designation shall be deemed to revoke a prior, inconsistent one.

12.18. **Disclosure and Waiver of Conflicts**. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (a) the attorney that prepared this Agreement ("**Attorney**") acted as legal counsel to the Company; (b) the Members have been advised by the Attorney that the interests of the Members are opposed to each other and are opposed to the interests of the Company and, accordingly, the Attorney's representation of the Company may not be in the best interests of the Members; and (c) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (a) desire the Attorney to represent the Company; (b) acknowledge that they have been advised to retain separate counsel and, other than Angel Fund, have waived their right to do so; and (c) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

12.19. **Counterparts**. This Agreement may be executed in counterparts, by original or facsimile signature, each of which will be considered an original.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date and year first set forth above.

TOOTHY COW PRODUCTIONS, LLC

By: *James Chris Wall*   By: *Andrew Peterson*
Name: James Chris Wall   Name: Andrew Peterson
Its: Manager   Its: Manager